Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi Completes Acquisition of Synthorx, Inc.

*	Synthorx, Inc. is now a fully owned subsidiary of Sanofi

PARIS (FRANCE) – January 23, 2020 – Sanofi announced today the successful completion of its acquisition of Synthorx, Inc. (“Synthorx”) for $68 per share in cash.

“The acquisition of Synthorx perfectly aligns with our R&D strategy, enhancing our position as an emerging leader in the area of oncology and immunology,” says Paul Hudson, Chief Executive Officer, Sanofi. “We gain access to both great scientists and science with THOR-707, an engineered not-alpha IL-2 for the treatment of solid tumors which induces strong immunological responses in vivo, additional intriguing pre-clinical assets, and a powerful platform that complements our ongoing oncology and immunology research.”

The tender offer for all of the outstanding shares of Synthorx common stock expired as scheduled at one minute after 11:59 p.m., Eastern Time, on Wednesday, January 22, 2020. The minimum tender condition and all of the other conditions to the offer have been satisfied and on January 23, 2020, Sanofi and its wholly owned subsidiary Thunder Acquisition Corp. (“Purchaser”), accepted for payment and will promptly pay for all shares validly tendered and not properly withdrawn.

Following its acceptance of the tendered shares, Sanofi completed its acquisition of Synthorx through the merger of Purchaser with and into Synthorx, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Synthorx continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Sanofi.

In connection with the merger, all Synthorx shares not validly tendered in the tender offer have been converted into the right to receive the same $68 per share in cash, without any interest thereon and net of applicable withholding taxes, that would have been paid had such shares been validly tendered in the tender offer. Synthorx common stock will cease to be traded on the NASDAQ Global Select Stock Market.

Morgan Stanley & Co. acted as financial advisor to Sanofi and Weil, Gotshal & Manges LLP acted as its legal counsel. Centerview Partners LLC acted as exclusive financial advisor to Synthorx and Cooley LLP acted as its legal counsel.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to the successful integration of Sanofi and Synthorx, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company, and the possibility that, if Sanofi does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s business, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, risks associated with intellectual property, including the ability to protect intellectual property and defend patents, future litigation, the future approval and commercial success of therapeutic alternatives, and volatile economic conditions. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on Sanofi’s consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.